Exhibit 4.2

AMENDMENT NO. 2 TO
June 26, 2013 warrant

This AMENDMENT TO WARRANT (this “Amendment”) is made as of March 12, 2014, by and between Prospect Global Resources, Inc., a Nevada corporation (“Prospect”), and The Karlsson Group, Inc., an Arizona corporation (“Karlsson”), with respect to the following facts:

RECITALS

WHEREAS, on June 26, 2013, Prospect issued to Karlsson a warrant to purchase up to 3,000,000 shares of common stock of Prospect at a purchase price of $.12 per share (the “Original Warrant”);

WHEREAS, as of September 4, 2013, Prospect effected a 1-50 reverse split of its common stock;

WHEREAS, Prospect Global Resources, Inc., a Delaware corporation, American West Potash, LLC, a Delaware limited liability company, Prospect and Karlsson entered into that certain Fifth Extension Agreement dated as of the date hereof (the “Extension Agreement”); and

WHEREAS, it is a condition to the effectiveness of the Extension Agreement that Prospect and Karlsson amend the Original Warrant.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

AGREEMENT

1.                                      Amendment. The Original Warrant is amended as follows:

a.                                      Amendment to Adjustments.  Section 13(e) of the Warrant is amended and restated to read in its entirety as follows:

(e)                                  Adjustment upon Consummation of Securities Offering.  The Exercise Price shall be reduced (and in no event increased) to equal the lowest per share price at which Common Stock was sold or may be received by the Company or an affiliate, upon conversion into or exercise or exchange for Common Stock of securities sold, on or after November 14, 2013 and on or before April 10, 2014.

2.                                      Miscellaneous.

a.                                      No Other Amendment.  Except as expressly amended in this Amendment, all provisions of the Original Warrant shall remain in full force and effect, and the parties thereto and hereto shall continue to have all their rights and remedies under the Original Warrant.  In the event of a conflict between the terms and provisions of this Amendment and the terms and provisions of the Original Warrant, the provisions of this Amendment shall govern.

b.                                      Relation to Original Warrant.  This Amendment constitutes an integral part of the Original Warrant.  Upon the effectiveness of this Amendment, each reference in the Original Warrant to “this Warrant,” “hereunder,” “hereof,” or words of like import referring to the Original Warrant, shall mean and be a reference to the Original Warrant as amended hereby.

c.                                       Successors and Assigns.  This Amendment shall be binding on and shall inure to the benefit of the parties hereto and their respective successors and assigns except as otherwise provided herein.

d.                                      Counterparts.  This Amendment may be executed by the parties hereto on any number of separate counterparts, any of which may be executed and transmitted by facsimile, and each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

e.                                       Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

PROSPECT GLOBAL RESOURCES, INC.,
a Nevada corporation

By:	/s/ Damon Barber
Name: Damon Barber
Title: President, CEO, and Secretary

THE KARLSSON GROUP, INC.,
an Arizona corporation

By:	/s/ Michael Stone
Name: Michael Stone
Title: CFO/Treasurer